

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 18, 2017

Via E-Mail
Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

   Re: **Pensare Acquisition Corp.**
       Registration Statement on Form S-1
       Filed July 6, 2017
       File No. 333-219162

Dear Mr. Mays:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Strategy, page 1

1. Based on your disclosure at the end of the first paragraph, we assume that you intend to focus on acquisition opportunities among third party providers of telecommunication infrastructure-related assets and services, rather than providers of content. If so, please clarify, and also provide us with a copy of the Cisco forecast you cite, marked to show the data you rely upon for the forecasts for growth, capacity and capital expenditure requirements in the industry. Please also tell us whether you commissioned the Cisco study, and if so, please provide Cisco's consent to your use of this information in the registration statement.

Certain Transactions, page 60

2. We note disclosure on page 61 as well as page 53 that Mr. Foley, Dr. Willis and each of your Special Advisors have received a grant of profits interests in your sponsor. Please elaborate on the material terms and value of these profits interests, and explain how they are related to the company or its performance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Alan I. Annex, Esq.
        Jason T. Simon, Esq.